Exhibit 99.1

The9 Establishes Joint Venture to Operate AI Algorithms Marketing Business

Joint Venture Partner Committed Annual Profit of RMB100 Million in 2025

Shanghai, China, October 9, 2024 — The9 Limited (Nasdaq: NCTY) (“The9”), an established Internet company, today announced that its wholly-owned subsidiary Shanghai The9 Information Technology Co., Ltd. signed a joint venture agreement (hereinafter referred to as the “Agreement”) with ShaoXing TongZe Network Technology Co., Ltd. (hereinafter referred to as “TongZe”), an AI algorithms and big data marketing service provider in China. The9 will hold a 51% stake and TongZe will hold a 49% stake in the Joint Venture. The Joint Venture will become one of The9’s consolidated subsidiaries to operate AI algorithms and big data marketing business, and is expected to provide marketing solution to The9’s upcoming new MIR game: MIR M.

Pursuant to the Agreement, TongZe committed that it will utilize its AI algorithms and big data to reach more than 100 million relevant pan-MIR tag users and more than 30 million paid MIR users. It also committed to The9 that the Joint Venture will have an annual profit of more than RMB100 million (approximately US$14 million) in 2025. All after-tax profits of the Joint Venture will be distributed as dividends every quarter according to the shareholding ratio of the Joint Venture partners.

The9 will grant TongZe The9 restricted shares. The amount will be RMB42.5 million / US dollar to RMB exchange rate on the date of issuance / NCTY share price on the date of issuance. The restricted shares will be issued within 10 working days after the Joint Venture is established. These restricted shares will be unlocked in stages according to the actual achievement of the Joint Venture’s 2025 profit as committed by TongZe.

“We see that AI technology and applications have begun to bring new ideas to the traditional marketing of online games in China, which is too costly and inefficient. Our cooperation with TongZe will utilize its mature AI algorithms and big data to reach potential tagged MIR game users directly for our new MIR game,” said George Lai, CFO of The9.

“We are dedicated to providing precise marketing services using AI algorithms and big data. Through our proprietary accurate traffic distribution platform, we help our customers to achieve high user return, increase user stickiness, reduce operating costs and increase efficiency. We are cooperating with leading Internet companies such as ByteDance, Tencent, Alibaba and Baidu, to cover millions of tag users in different categories according to customers’ needs. We can reach more than 10 million people per day, providing an average of 15,000+ new registered users per day for customers across the industry. We believe our joint venture with The9 will bring MIR M to next level and we have 100% confidence the joint venture can make our committed profit of RMB100 million in next year,” said Cai Guo Qing, CEO of TongZe.

Safe Harbor Statement

This current report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond The9’s control. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The9’s goal and strategies; The9’s expansion plans; The9’s future business development, financial condition and results of operations; The9’s expectations regarding demand for, and market acceptance of, its products and services; The9’s expectations regarding keeping and strengthening its relationships with business partners it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in The9’s filings with the SEC. All information provided in this announcement is as of the date hereof, and The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

The9 Limited

17 Floor,

No. 130, Wu Song Road,

Hong Kou District,

Shanghai 200080, PRC

About The9 Limited

The9 Limited (The9) is an Internet company listed on Nasdaq in 2004. The9 is committed to become a global diversified high-tech Internet company, and is engaged in online games operation and AI investment businesses in different industries.

Investor Relations Contact

Ms. Rebecca Cai
Investor Relations Specialist
The9 Limited
Tel: +86 (21) 6108-6080
Email: IR@corp.the9.com

Website: www.the9.com